

18001090

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 08 2018
Washington DC
406

SEC FILE NUMBER
8-68661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOWNE PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189-14 CROCHERON AVENUE, #305
(No. and Street)

FLUSHING	NY	11358
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ONESTI 917-563-7951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE	ROCKVILLE CENTRE	NY	11570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2017

CONTENTS

OATH OR AFFIRMATION

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

Signature

President

Title

Notary Public

KAREN A. DOLAN
Notary Public, State of New York
No. 01DO4812577
Qualified in Nassau County
Commission Expires 9/30/2018

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. ("the Company"), as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bowne Park Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2017 and Reconciliation of the Computation of Net Capital as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2017 and Reconciliation of the Computation of Net Capital as of December 31, 2017 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 3, 2018

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents		$ 57,596
Other assets		1,717
Property and equipment, net		-
Total Assets		$ 59,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 5,500
Total Liabilities		5,500
Stockholders' Equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained earnings	13,526	
Total Stockholders' Equity		53,813
Total Liabilities and Stockholders' Equity		$ 59,313

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Consulting fees		$ 11,705
Interest		3
Total Revenues		11,708
EXPENSES:		
Regulatory fees and expenses	2,622	
Other expenses	11,424	
Total Expenses		14,046
NET LOSS		$ (2,338)

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2017	$ 30,000	$ 10,287	$ 24,544	$ 64,831
Net Loss	-	-	(2,338)	(2,338)
Distribution to Shareholder	-	-	(8,680)	(8,680)
Balances – December 31, 2017	$ 30,000	$ 10,287	$ 13,526	$ 53,813

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:	
Net Loss	$ (2,338)
Adjustments to reconcile net loss to net cash (used) in operating activities:	
Stock warrants received as consideration for services	(8,680)
Changes in Operating Assets and Liabilities:	
(Increase) in other assets	(635)
Net Cash (used) in Operating Activities	(11,653)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities	-
(Decrease) in Cash and Cash Equivalents	(11,653)
Cash and Cash Equivalents - Beginning of Year	69,249
Cash and Cash Equivalents - End of Year	$ 57,596
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 50
Cash paid for interest	$ -
Non-Cash Investing and Financing Activities:	
Distribution to stockholder of stock warrants received	$ 8,680

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bowne Park Capital, Inc., (the "Company") is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Revenue Recognition

The Company records fees as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed through to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax.

NOTE 2 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	981
	$ 0

Depreciation expense was $ 0 for the year ended December 31, 2017.

NOTE 3 - Regulatory Requirements

The Company's capital ratio was 10.56% versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $52,096 leaving an excess over requirements of $47,096.

NOTE 4 - Contracts and Agreements

On December 6, 2017, the Company entered into a financial services consulting agreement with Sanuwave Health, Inc. for the period December 2017 to February 2018. The agreement provides for the issuance of an aggregate of 300,000 warrants to the Company or its designee. Accordingly, the warrants will be issued monthly to the Company's sole shareholder as follows: 100,000 warrants upon execution of the agreement, 100,000 warrants in January 2018, and 100,000 warrants in February 2018. The Company recorded the 100,000 warrants received in December 2017 with an exercise price of $0.11 per share using the Black-Scholes model with the following assumptions: volatility: 100.64%; dividend yield: 0%; zero coupon rate: 1.66%; and a life of 1.28 years. For the year ended December 31, 2017, the Company recognized $8,680 in consulting income in connection with this agreement.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued and up to the time of filing with the Securities and Exchange Commission. The Company noted no events that have occurred after December 31, 2017 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2017

CREDIT ITEMS:			
Total Stockholders' Equity			$ 53,813
DEBIT ITEMS:			
Other assets			1,717
Net Capital			52,096
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 47,096
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$ 5,500		
Divided by: Net Capital	$ 52,096	=	10.56%
Net Capital Requirement:			
Greater of:			
Minimum net capital required (6.67% of $5,500)			$ 367
Minimum dollar net capital requirement			$ 5,000

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2017

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 52,096
Net Capital - per report pursuant to Rule 17a-5(d)	$ 52,096

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bowne Park Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bowne Park Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1), (the "exemption provisions") and (2) Bowne Park Capital, Inc. stated that Bowne Park Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bowne Park Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowne Park Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY. P.C.

Rockville Centre, New York
February 3, 2018

Bowne Park Capital, Inc.
189-14 Crocheron Avenue, #305
Flushing, New York 11358

EXEMPTION REPORT

Bowne Park Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Robert J. Onesti

Title: Chief Executive Officer

February 3, 2018

Bowne Park Capital, Inc.
189-14 Crocheron Ave, # 305
Flushing, NY 11358-2338
917- 563- 7951
Robert.Onesti@bowneparkcapital.com

SEC
100 F Street
Washington, DC 20549

FEDEX # 8050 4524 1586

Re: Bowne Park Capital, Inc. CRD # 154665, SEC # 8- 68661

Dear Sirs,

In adherence to Rule 17a-5, enclosed please find the Annual Audited Report for Bowne Park Capital, Inc. for the year ended December 31, 2017.

If you have any questions, I can be reached at 917- 563 -7951.

Regards,

Robert J Onesti, President
Dated: 2/5/18

BOWNE PARK CAPITAL, INC.

FINANCIAL REPORT

December 31, 2017

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants